Exhibit 99(a)(5)

news release

NYSE: TC

TSX: TCM

June 23, 2014

THOMPSON CREEK ANNOUNCES PRICING TERMS FOR ITS PREVIOUSLY ANNOUNCED
EXCHANGE OFFER OF COMMON STOCK FOR ITS 6.50% TANGIBLE EQUITY UNITS

Denver, CO — Thompson Creek Metals Company Inc. (the “Company” or “Thompson Creek”), a diversified North American mining company, announced today the pricing for its previously announced offer to exchange any and all of its 6.50% Tangible Equity Units (CUSIP No. 884768 300; ISIN CA8847683007) (the “TMEDS”) for shares of its common stock (the “Common Stock” and such offer to exchange, the “Exchange Offer”).

Thompson Creek is offering to exchange 5.8458 shares of Common Stock for each validly tendered and accepted TMEDS unit pursuant to the Exchange Offer (the “Exchange Ratio”).  The number of shares of Common Stock to be exchanged for each unit of TMEDS was fixed after 5:00 p.m., New York City time, on June 20, 2014 (the “Pricing Date”) on the basis of the pricing formula set forth in the Offer to Exchange described below.  The Exchange Ratio is equal to the sum of (i) 5.3879 shares of Common Stock plus (ii) a number of shares of Common Stock equal to $1.25 divided by $2.73, which is the five day arithmetic daily volume-weighted average price of the Common Stock over the trading period beginning on June 16, 2014 and ending on the Pricing Date.  Fractional shares will not be issued in the Exchange Offer and holders will receive the cash value of any fractional shares due to them, which cash value shall be the product of the fractional shares to be received and $2.73. The settlement date for the Exchange Offer is expected to be June 25, 2014.

In addition to the Exchange Ratio, holders who participate in the exchange offer will receive the accrued portion of the $0.406250 quarterly cash installment payment that has accrued from May 15, 2014 to the settlement date of the Exchange Offer and that is payable in respect of the amortizing note component of each TMEDS unit. Such cash installment payment reflects both accrued interest and the partial repayment of principal in respect of the amortizing notes component of each TMEDS unit.

The Exchange Offer will expire at 11:59 p.m., New York City time, on June 24, 2014, unless extended or earlier terminated by the Company.  Holders may withdraw units of TMEDS that they tender at any time before the Exchange Offer expires.  In addition, holders may withdraw tendered units of TMEDS if the Company has not accepted them for payment within 40 business days from the commencement of the Exchange Offer.  The tender and withdrawal of shares of TMEDS pursuant to the Exchange Offer held in

“street” name are subject to compliance with the appropriate procedures of the automated tender offer program, or ATOP, of The Depository Trust Company.

This news release is for informational purposes only and is neither an offer to exchange, purchase nor a solicitation of an offer to sell, any units of TMEDS.  The Exchange Offer is being made pursuant to an Offer to Exchange and related Letter of Transmittal, copies of which may be obtained without charge from the information agent for the exchange offer, Global Bondholder Services Corporation, who may be reached at (866) 470-4200 (U.S. toll free).  The Offer to Exchange and other related documents were also filed with the Securities and Exchange Commission (the “SEC”) on Schedule TO and copies of such documents, included any amendments thereto, may be obtained for free at the SEC’s website, http://www.sec.gov.  The Exchange Offer is subject to the terms and satisfaction of certain conditions described in the Offer to Exchange. The Exchange Offer is not being made to holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Holders of units of TMEDS are urged to read the Offer to Exchange and related Letter of Transmittal as they include important information.

The Common Stock will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act and the exemption from state securities law requirements provided by Section 18(b)(4)(C) of the Securities Act.  The Company has made no arrangements for and has no understanding with any dealer, salesman or other person regarding the solicitation or recommendation of tenders hereunder.  Any such solicitation or recommendation of tenders by persons other than the Company must not be relied upon by you as having been authorized by the Company.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is a diversified North American mining company. The Company’s principal operating properties are its 100%-owned Mt. Milligan mine, an open-pit copper and gold mine and concentrator in British Columbia, its 100%-owned Thompson Creek Mine, an open-pit molybdenum mine and concentrator in Idaho, its 75% joint venture interest in the Endako Mine, an open-pit molybdenum mine, concentrator and roaster in British Columbia, and the Langeloth Metallurgical Facility in Pennsylvania. The Company’s development projects include the Berg property, a copper, molybdenum, and silver exploration property located in British Columbia and the Maze Lake property, a gold exploration project located in the Kivalliq District of Nunavut, Canada. The Company’s principal executive office is located in Denver, Colorado. More information is available at www.thompsoncreekmetals.com.

Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements”. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “future,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Our forward-looking statements include statements with respect to the timing and completion of the Exchange Offer.

Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from future results expressed, projected or implied by those forward-looking statements. Important factors that could cause actual results and events to differ from those described in such forward-looking statements include the Company’s ability to complete the Exchange Offer in accordance with its expected timetable and the other risks described in the section entitled “Risk Factors” in our Offer to

Exchange, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed on EDGAR at www.sec.gov and on SEDAR at www.sedar.com. Although we have attempted to identify those material factors that could cause actual results or events to differ from those described in such forward-looking statements, there may be other factors, currently unknown to us or deemed immaterial at the present time that could cause results or events to differ from those anticipated, estimated or intended. Many of these factors are beyond our ability to control or predict. Given these uncertainties, the reader is cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Pamela Solly
Director, Investor Relations and Corporate
Responsibility
Thompson Creek Metals Company Inc.
Tel: (303) 762-3526
psolly@tcrk.com